Exhibit 13

Financial Highlights
                                            1995        1994
1993
Summary of Operations
Net Sales                            $85,056,000
$55,306,000  $47,958,000 Income from Continuing Operations
8,418,000    6,250,000    3,188,000
Net Income                             8,418,000
6,250,000    1,852,000
Capital Expenditures                  15,451,000
3,077,000    2,670,000


Financial Position at Year End
Working Capital                      $19,709,000
$26,046,000  $ 9,288,000 Shareholders' Equity     70,900,000
54,052,000   26,530,000


Per Common Share
Net Income                           $      1.03  $
1.12  $       .40
Shareholders' Equity                        8.49
7.54         5.85


Average Common Shares and
Common Share Equivalents Outstanding   8,208,874
5,588,682   4,605,440


Common Shares Issued and Outstanding
at Year End                            8,355,722
7,168,153   4,535,283



Table of Contents

To Our Shareholders                    2
Corporate Overview                     5
Industrial Minerals                    6
Metal Products                         8
Management's Discussion and Analysis
12 Independent Auditors' Report
22
Management's Report
23
Audit Committee Report
23
Financial Statements
24
Notes to Financial Statements
28
Selected Financial Data
44

To Our Shareholders

We are please to report improved financial results for the fourth consecutive year, reflecting the continued implementation of our operating strategy to achieve strength and significance in each of the markets we serve. For the year ended December 31, 1995, the Corporation reported operating income of $8.3 million compared to $5.8 million in 1994, an increase of 43 percent. The Corporation also reported net income of $8.4 million or $1.03 per share on sales of $85.1 million, representing growth of 35 percent in net income and 54 percent in sales over the 1994 fiscal year. Both 1995 and 1994 have been affected by the recognition of the benefit of prior years' tax loss carryforwards. Although the 1995 results are satisfactory, they were negatively impacted by soft performance in the second half of the year and do not reflect the earnings potential of the core businesses.
In 1995, the Corporation took an important step in strengthening its foundation for future growth and profitability by completing its acquisition of 100 percent of Alumitech, Inc. Alumitech, an aluminum dross reprocessor, has developed and patented technology that will enable it to virtually eliminate the need for the landfill of dross and dross materials. This acquisition lends itself to the Corporation's goal of developing leading and/or niche positions for all of its businesses.

Over the past three years, Zemex has concentrated its efforts on building solid core businesses with strong cash generation and continuing its growth through a strategy of expansion and acquisition. The core businesses, industrial minerals and metal products, saw capital expenditures in excess of $15 million in 1995, more than 80 percent of which was funded out of cash flow and cash on hand. Major capital expenditures are also planned for 1996 and 1997 and these will be funded from cash flow and, as required, senior long term debt. In the case of building new Alumitech plants, it is anticipated that the Corporation will use low interest Industrial Development Revenue Bonds available for the construction of such facilities.

HIGHLIGHTS OF 1995

Industrial Minerals

Our feldspar business had a good year as strong demand for tiles and sanitaryware continued despite the uncertainty in the construction market. We anticipate one of our primary markets for feldspar, ceramic floor and wall tiles, will continue to expand rapidly as offshore tile manufacturers, who previously imported tile products, establish production facilities in North America. The 135,000 tons of additional capacity provided by the expansion and modernization at our feldspar operation in Spruce Pine, North Carolina is ready to meet the continuing growth of the sodium feldspar market.

Our feldspar group has also developed a new low iron sand material and has entered into an exclusive contract to supply this product. Construction of a dedicated facility is set to commence in early 1996.

To further enhance the talc operations which were acquired at the end of 1994, the Corporation purchased the assets of a mineral processing facility in Benwood, West Virginia in May 1995. This facility, with its grinding capacity and strategic location on the Ohio River, gives the Corporation the opportunity to expand its present processing capability and serve a wider and more diverse market base. Programs are well underway to expand and upgrade the Benwood facility to increase its fine grind capability and provide further opportunity to penetrate additional markets.

Our mica business suffered lower sales than anticipated in 1995 due to slowness in the automotive industry and, in particular, to the effect of major inventory readjustments by the suppliers to this industry. An intensive marketing program initiated in 1995 is expected to produce stronger results in 1996.

Metal Products

Our metal powders group had a very difficult year: there was a five-week shutdown due to an explosion of the atomization furnace at the plant in Niagara Falls, New York; a two-week shutdown as a result of a curtailment of hydrogen availability by our supplier; and, most critically, a very sluggish automotive market. Despite these setbacks, the metal powders group was able to strengthen its customer service and expand its customer base by completing a new blending plant in St. Marys, Pennsylvania. This new facility effectively positions the Corporation to meet the "just-in-time" inventory requirements of its customers from a location considered to be in the heart of the powdered metallurgical industry.

In addition, the occasion to pursue a new product line arose when the only domestic producer of manganese sulfide was sold and relocated to Europe in late 1995. Our metal powders group accomplished the task of developing what appears to be a more advanced material and has announced plans to produce this new product at its facility in Greenback, Tennessee commencing in mid1996.

Alumitech, Inc. is an aluminum dross reprocessor that adds proprietary technology to conventional dross processing. The result is an environmentally friendly process that has the ultimate ability to eliminate all need for landfilling aluminum dross and dross components. The value of this patented technology is apparent given that up to two billion pounds of aluminum dross materials are currently landfilled in the United States annually. Furthermore, many European countries have declared aluminum dross a hazardous waste.

Alumitech is a good contributor to the Corporation's overall profitability but, more importantly, offers the Cooperation a significant opportunity. By taking aluminum waste, transforming it into commercially acceptable materials, and avoiding landfill, the Corporation is set to revolutionize conventional aluminum dross reprocessing.

Currently we are active in site selection for the first full scale Alumitech plant, and anticipate beginning construction as soon as possible after the site is purchased and permitted.

STOCK REPURCHASE PROGRAM

We believe that the Corporation's stock is undervalued and in November 1995 announced a continuation of a stock repurchase program originally initiated in November 1994. To date, the Corporation has repurchased approximately 563,000 shares on the open market.

OUR COMMITMENT

Zemex is eager to move forward and build on its solid foundation to achieve long term growth and profitability. Sharper execution of our core strategies remains a critical priority.
We will continue to focus on increasing sales but with greater emphasis on operating efficiencies and improved returns. We remain committed to profitably growing our businesses and achieving maximum value for our shareholders.

Nothing can be achieved without the efforts of our most valuable asset - our employees. For their dedication and consistent performance, we are continually grateful.


/s/ RICHARD L. LISTER              /s/ PETER LAWSON -JOHNSTON

Richard L. Lister                  Peter Lawson-Johnston

President and Chief Executive Officer   Chairman of the Board



CORPORATE OVERVIEW

INDUSTRIAL MINERALS METAL POWDERS        ALUMITECH, INC.

Industrial Minerals Metal Powders has    Alumitech, Inc.
has
has operating mines operating            operating
and facilities at:  facilities at:       facilities at:

Edgar, Florida      Niagara Falls, New   Cleveland, Ohio
Monticello, Georgia York                 Streetsboro, Ohio
Natural Bridge, New St. Marys,
York                Pennsylvania         Major Products
Murphy, North       Greenback,
Carolina            Tennessee            secondary
aluminum
Spruce Pine, North  Maryville,           mixed salts
Carolina            Tennessee            high temperature
Boucherville,                            insulation
material
Quebec              Major Products       abrasives
Suzor Township,
Quebec              atomized steel       Applications
Van Horn, Texas     powders
Benwood, West       atomized iron        refractory
Virginia            powders              insulation
                    sponge iron          aluminum
Major Products      copper, tin and      fabrication
                    alloy powders
sodium and          manganese sulfide    Markets
Served
potassium feldspar  distributors of
kaolin              nickel powder        secondary
aluminum
silica sand                              industry
low iron sand       Applications
mica
talc                bushings, bearings,
baryte              complex
                    P/M parts, brakes
Applications        and gears

ceramics            Markets Served
plumbing fixtures
wall and floor      automotive industry
tiles               small appliance
electric porcelain  industry
wiring devices      friction brake
dinnerware          industry
specialty glass
reinforced plastics
sound damping
asbestos
replacement
fillers

Markets Served

housing sector (new
and renovation)
commercial and
industrial
construction
electrical/power
transmission
automotive industry
paint, plastics and
fillers

INDUSTRIAL MINERALS

Zemex's industrial minerals division mines, processes and supplies feldspar, kaolin, sand, mica and talc for use in a multitude of consumer and industrial products and applications. With operating facilities in five states and one Canadian province, this group provides Zemex with strong cash generation and a significant contribution to the Corporation's consolidated net income.

FELDSPAR, KAOLIN AND SAND

Through its wholly-owned subsidiary, The Feldspar Corporation ("TFC"), Zemex believes it is the largest producer of feldspathic materials in the world, with the capacity to produce 390,000 tons of sodium and potassium feldspar. The superior quality and consistency of TFC's sodium feldspar coupled with its technical service and new product design gives it a competitive edge, leading to its majority market share.

Sodium feldspar is used primarily in plumbing fixtures such as ceramic sinks and toilets, and ceramic floor and wall tiles. Since 1993, TFC has experienced constant growth in sales due to the increased consumption of its products. In particular, the United States has seen a significant increase in feldspar requirements as offshore tile producers, attempting to protect their market share, have relocated manufacturing operations to the United States.

To keep pace with the strong demand for sodium feldspar and to improve operating efficiency, TFC embarked on a $15 million expansion and modernization of its sodium feldspar facility in Spruce Pine, North Carolina. In addition to creating operating efficiencies, this expansion will also serve to lower production costs.

Construction is soon to begin on a low iron sand facility at Spruce Pine, North Carolina to fulfill a long term contract for the supply of this new high value-added material. Low iron sand is used in applications where low iron levels are particularly critical, such as in specialized lighting and refining equipment.

TFC's potassium feldspar is used in television picture tubes, electrical porcelain for transformers, substations and power transmission lines, wiring devices and electrical appliances. Market demand has been relatively flat for these products, however, cost efficiencies and more effective mining procedures have resulted in improved profitability.

TFC also produces a fully water-washed kaolin clay at its plant in Edgar, Florida. This material's unique forming properties and white-fired color make it desirable for use in fine china, dinnerware and mosaic tiles; its low level of impurities make it suitable for high performance refractories and glazes. TFC believes that it is the only producer of this specialty kaolin.

Recently, TFC signed marketing agreements with a ball clay producer and a kaolin producer to market their respective products in the western United States and abroad. The arrangements with these two clay producers will give TFC a full line of ceramic materials for the export market.

MICA

Another major product offered by the industrial minerals group is a high grade phlogopite mica, an important raw material for a number of industrial applications owing to its high electrical and heat resistance characteristics. Phlogopite mica has a number of attractive physical and chemical characteristics. It is chemically inert, corrosion resistant, non-combustible and nonconductive. It also possesses sound absorbent characteristics and has high strength properties. In comparison with other known micas, it has an outstanding thermal stability over a broad temperature range.

Phlogopite mica is used as a partial or complete substitute for asbestos in fire-resistant papers, friction materials and cementatious coatings. The automotive industry currently uses it to impart rigidity in plastic applications such as fan shrouds, grills and other car parts. Additional applications are in paint, coatings, rubber compounds, and in oil well drilling fluids.

The Corporation's phlogopite mica reserves are located in Suzor
Township, 200 miles north of Montreal, Quebec. The reserves are estimated at approximately 28 million tons of ore containing 80 percent to 85 percent mica.

TALC

In 1995, the Corporation's newly acquired talc business, Suzorite
Mineral Products, Inc. ("SMP"), established a strategy to improve market penetration by focusing on niche markets with newly designed products.

The major uses of talc are in paper, paint, plastics, adhesives and sealants, cosmetics, pharmaceuticals and ceramics.

The goal for the talc group is to be a value-added provider by working closely with customers to develop product formulations to exacting standards, meeting or exceeding performance expectations at reasonable costs.

During 1995, SMP purchased the assets of a processing facility in

Benwood, West Virginia.  Benwood's strategic location on the Ohio

River makes it a cost effective processor of imported raw talc ores and other materials, enabling SMP to expand its product lines and add to its ability to competitively serve its

customers.





METAL PRODUCTS

METAL POWDERS

Founded in 1940, the Corporation's wholly-owned subsidiary, Pyron Corporation, is the oldest established producer of ferrous metal powders in North America. Although for many years, Pyron produced only hydrogen-reduced sponge iron, it has emerged as a world class supplier of sponge and atomized materials, as well as non-ferrous powders. Pyron currently offers the broadest range of products to the powdered metallurgical industry.


Powdered metals are produced by processing metals into finely divided powders by combinations of milling, oxidization and reduction or by melting and atomizing through the impingement of high pressure jets.


The use of powdered metals enables automobile part manufacturers to reduce costs by minimizing machining and waste in the manufacturing process. In addition, as the process of powder metallurgy continues to become more refined, the ability to produce larger and more sophisticated metal parts increases. It is projected that demand for parts produced by powder metallurgy will grow rapidly at the expense of forged, machined and cast components. Recent figures indicate that approximately 28 pounds of powdered metal parts are used per vehicle, however, industry sources predict that this number should steadily increase as new applications for powdered metal parts are developed by automakers.

Major uses of Pyron's metal powders are in the production of brake linings, clutch plates and other friction related products, appliances, and lawn and garden products. In recent years, metal powder use in automotive and rail braking systems has grown rapidly as a replacement for asbestos, achieving excellent performance and improving environmental and health conditions. Other applications include chemical synthesis, precious metal reclamation, metal-bonded abrasive products and food additives.

In addition to its iron and steel powder plant in Niagara Falls, New York, Pyron acquired two copper and alloy powder producers: one in Maryville, Tennessee in 1992 and one in Greenback, Tennessee in 1994. Pyron now has the largest capacity of any non ferrous metal powder producer in North America. These acquisitions served to uniquely round out Pyron's strategy to position itself as the only domestic producer of a full range of ferrous and non-ferrous powders.

The metal powder industry is very competitive. Pyron's primary emphasis is on expanding sales and improving operating efficiencies while at the same time providing quality service. To this end, in April 1995, Pyron opened a blending facility in St. Marys, Pennsylvania, the heart of the powdered metal parts industry. This new plant enhances product delivery and allows customers to take advantage of just-in-time ordering. In the short time it has been in operation, the St. Marys blending facility has gained wide acceptance in the marketplace.

As part of its focus on developing profitable niche markets, Pyron recently announced its intention to become the only U.S. producer of manganese sulfide. Manganese sulfide is an additive used by the powdered metallurgical industry to enhance tool life and aid in machinability. For Pyron, it is a natural complement to its core ferrous and non-ferrous businesses. For Pyron's customers, it will mean that they will not have to rely on imported manganese sulfide: they will have access to a reliable low cost source of this material. Initial machinability tests have shown that Pyron's new manganese sulfide product is superior to any comparable material currently being sold.

Construction of a facility to produce this newly designed product is underway at the Greenback location and it is anticipated that the new material will be available commercially by mid 1996.

The atomized steel powder side of the business continues to grow at a rate that outstrips the sponge business. Shipments of Pyron's atomized products were up 10 percent in 1995 and it is anticipated that the rate of shipments will continue to increase in 1996. In addition, demand for Pyron's high grade, water atomized, copper powders are expected to remain strong through 1996. As the Maryville plant was operating at near capacity in 1995, plans for 1996 include the start up of a similar atomizing process at the Greenback plant.

Pyron is in a position to provide true value-added products to the marketplace. By concentrating its efforts on customers whose needs are best met by a low cost, high service-oriented supplier. Pyron is confident that is position as a strong niche supplier to the metal powder industry will continue to bear fruit in the future.

Metal Products

ALUMITECH, INC.

The Corporation's now wholly-owned subsidiary, Alumitech, has developed and patented, unique "closed loop" technology. This proprietary technology gives Alumitech the ability to recycle aluminum dross and saltcake and convert material that would otherwise be landfilled into commercially valuable products. More importantly, Alumitech's process also eliminates potential environmental liability that may be caused by the leaching or reactivity of the landfilled material.

Various industry sources, including the U.S. Department of Energy, estimate that up to two billion pounds of aluminum dross and saltcake materials are landfilled annually in the United States. Another two billion pounds are produced annually in
Europe where the material is a classified waster material. In an age where environmental awareness is high, the Alumitech process is both a welcome and profitable alternative.

Alumitech presently operates through two subsidiaries, Aluminum
Waste Technology, Inc. ("AWT") and Engineered Thermal Systems,
Inc. ("ETS").

AWT is a recycling facility in Cleveland, Ohio that now processes more than 150 million pounds of aluminum dross and saltcake annually. At this facility, AWT, using the proprietary technology developed in-house over many years, separates the dross and saltcake materials into various components: aluminum metal, salts, aluminum and other metal oxides and salt fluxes, using Alumitech's patented process.
The aluminum is sold back to secondary smelters and other commercial manufacturing operations. A portion of the aluminum oxide containing aluminum is sold to the steel industry for use in exothermic compounds, deoxidations materials and slag conditioner. The salts are crystallized and sent back to the secondary aluminum producers. The oxides not containing aluminum metal, also known as non-metallic product ("NMP"), can be further processed and sent to ETS. ETS, Alumitech's second plant just outside of Cleveland, produces ceramic fiber. This ceramic fiber is used as insulation in industrial applications where temperatures can reach upward of 2000 degrees Fahrenheit.

The Alumitech process has been under development for several years and is currently in the final stages of commercialization. During 1995, management focused on refining the process to maximize the quality and marketability of the NMP. Alumitech is very close to being able to produce a material that is inert in an electric arc furnace and as a result can be substituted for commercial sources of alumina. The process is currently undergoing final large-scale tests to provide conclusive data for process design.

Continuing work is also underway to identify and expand the uses of the NMP generated from recycling of aluminum dross and saltcake. This material, which is an aluminum silicate containing magnesium spinels, has additional application and uses in the abrasive and refractory markets as well as in the production of steel and cement based compounds. Testing and evaluation work is currently underway which could greatly expand the commercial use and demand for NMP.

Alumitech is presently evaluating plant sites for the construction of its next full-scale facility which is expected to be operational by mid 1997. The new plant will be approximately twice the capacity of the existing operation in Cleveland and will cost approximately $16 million to construct.

With the increased use of aluminum projected to continue, and with the potential environmental liability associated with conventional dross processing and subsequent landfilling, the future outlook for Alumitech and its technology is very positive. In addition, as the price of landfill increases and as more and more companies take a socially responsive proactive approach to environmental issues, Alumitech offers a very desirable alternative.
MANAGEMENT'S DISCUSSION AND ANALYSIS


The following is a discussion and analysis of the financial condition and results of operations of the Corporation for the years ended December 31, 1995, 1994 and 1993, and certain factors that may affect the Corporation's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related notes on pages 24 through 43.

Overview

The Corporation is a diversified producer of specialty materials, industrial minerals and metal products for use in a variety of industrial applications. The Corporation operates in two principal business segments: (i) industrial minerals, which includes The Feldspar Corporation, Suzorite Mica Products Inc. and Suzorite Mineral Products, Inc.; and (ii) metal products, which includes Pyron Corporation, Pyron Metal Powders, Inc. and Alumitech, Inc.

In 1993, the Corporation hired a new management team which refocused the strategic direction of the Corporation. Since then, the Corporation has sold certain non-core assets as well as undertaken several strategic acquisitions and investments. In 1993, the Corporation sold its 70 percent interest in Perangsang Pasifik Senderian Berhad, a tin dredging operation in Malaysia, and its Virginia aplite facility, and acquired
Suzorite Mica Products Inc.   During 1994, Zemex acquired the
assets of Greenback Industries, Inc., the talc operations of Whittaker, Clark & Daniels, Inc. and a 42 percent interest in Alumitech, Inc. In 1995, the Corporation completed its acquisition of 100 percent of Alumitech, Inc. and acquired an industrial mineral processing facility in Benwood, West Virginia.

As a result of this strategic redirection, the Corporation's net sales have increased from $48.0 million in 1993 to $85.1 million in 1995, an increase of 77.3 percent. In addition, the Corporation's pre-tax earnings from continuing operations have increased from $3.7 million in 1993 to $7.9 million in 1995.

The Corporation's strategy going forward is to enhance its position as a leading supplier of specialty materials through investments in its core businesses, the introduction of new products, strategic acquisitions, and investments in new technologies.

Basis of Presentation

The Corporation's acquisition of Suzorite Mica Products Inc. in
1993 was accounted for as a pooling of interests. The
Corporation's 70 percent interest in Perangsang Pasifik
Senderian Berhad, which was sold in 1993, has been presented separately in the Corporation's financial statements as discontinued operations.
Results of Operations

Year Ended December 31, 1995 Compared to Year Ended December
31, 1994

Net Sales

                     1995       1994    Change   Change
                                                (percen
                                                t) Industrial
$37,089    $30,378  $  6,711                       22.1
Minerals
Metal Products    47, 967     24,928    23,039     92.4
                  $85,056    $55,306   $29,750     53.8

The Corporation's net sales for 1995 were $85.1 million, an increase of $29.7 million or 53.8 percent from 1994. The major components of the increase were: the consolidation of Alumitech, Inc., $13.6 million; increased industrial mineral sales, $6.7 million; and increased metal powder sales, $9.4 million.

The industrial minerals segment recorded a 22.1 percent increase in sales from $30.4 million in 1994 to $37.1 million in 1995. The change was due to an incremental $6.0 million in sales from the talc operations which were acquired December 1, 1994 and a $2.0 million increase from the feldspar group, offset in part by lower sales of phlogopite mica. Talc sales are expected to increase in 1996 as new products are approved by customers. Feldspar sales continue to grow primarily due to increased demand from ceramic manufacturers and the mica market is beginning to strengthen due to a concerted marketing effort.

Net sales for the metal products group increased $23.0 million, or 92.4 percent, from $24.9 million in 1994 to $48.0 million in 1995. Of this increase, $13.6 million was due to the consolidation of Alumitech, Inc., which was previously accounted for as an equity investment. Sales from the metal powder group increased 38 percent in 1995, primarily due to increased nonferrous sales following the September 1994 acquisition of Greenback Industries, Inc. Sponge iron sales increased by 5 percent while atomized steel sales increased 20 percent, notwithstanding the significant negative impact of the explosion of the atomization furnace at the plant in Niagara
Falls, New York in March                        1995.
In 1996, continued growth in metal powder sales is anticipated with modest improvement in sales from the aluminum dross operation.
Cost of Goods Sold
Cost of goods sold were $64.4 million in 1995 compared to $40.6 million in 1994. The corresponding gross margins were 24.3 percent for 1995 and 26.7 percent for 1994. The decline in gross margin was due to several factors: a decline in high-end mica product sales; an increase in sales of several lower margin industrial mineral products; and lower margins due to competitive pressures within certain metal powder product lines.
Selling, General and Administrative Expenses
Selling, general and administrative ("SG&A") expenses increased
31.4 percent from $6.6 million in 1994 to $8.7 million in 1995. The increase was the result of acquisitions in late 1994 and early 1995. As a percent of sales, SG&A expense was 10.2 percent in 1995 as compared to 11.9 percent in 1994, reflecting the benefit derived from higher volumes.
Depreciation, Depletion and Amortization
Depreciation, depletion and amortization increased by $1.4 million or 59.4 percent from $2.3 million in 1994 to $3.7 million in 1995. This increase was driven by the 73.2 percent increase in property, plant and equipment during 1995 as a result of acquisitions and capital expenditures.
Prospectively, depreciation will continue to increase as current capital programs are placed into service.
Operating Income
Operating income rose to $8.3 million for fiscal 1995 from $5.8 million in fiscal 1994. While this represents a 42.8 percent increase, the operating margin declined from 10.6 percent in 1994 to 9.8 percent in 1995. This decline was due to reasons discussed previously.
Interest Expense, Net
Net interest expense for the year ended December 31, 1995 was $0.5 million, an increase of $0.1 million over 1994. This is attributable to an increase in total indebtedness from $6.7 million at December 31, 1994 to $13.1 million at December 31, 1995, offset in part by a decline in interest rates.
Provision for Income Taxes
In 1995, the Corporation realized an income tax recovery of $0.5 million as compared to a recovery of $0.7 million in 1994. The 1995 recovery reflects the recognition of the benefit of the balance of the net operating tax loss carryforwards available to the Corporation. While losses remain for tax purposes, they have been fully recognized for accounting purposes in accordance with Statement of Financial Accounting Standards No. 109. In 1996 and beyond, the Corporation will report an effective tax rate of approximately 35 percent, reflecting the permanent difference arising from an earned depletion allowance.
Net Income and Earnings Per Share
As a result of the factors discussed above, net income for the year ended December 31, 1995 was $8.4 million, an increase of $2.2 million from 1994. As the impact of the recognition of the benefits of the loss carryforwards is significant, the Corporation's earnings per share have been restated below on a fully-taxed basis using an effective rate of 38 percent.


                           1995           1994
Pre-Tax Income       $7,899,000     $5,579,000
Primary EPS (as           $1.03          $1.12
reported)
EPS (fully-taxed          $0.60          $0.62
at 38 percent)


Year Ended December 31, 1994 Compared to Year Ended December
31, 1993

Net Sales
                   1994      1993    Change    Change
                                             (percent
                                                    )
Industrial      $30,378   $31,104   $ (726)     (2.3)
Minerals
Metal            24,928    16,854     8,074      47.9
Products
                $55,306   $47,958    $7,348      15.3

The Corporation's net sales for the year ended December 31, 1994 were $55.3 million, an increase of $7.3 million, or 15.3 percent, from 1993. The increase was primarily the result of increased sales of the Corporation's feldspar, phlogopite mica, and metal powder products, offset in part by decreased sales resulting from the sale in the fourth quarter of 1993 of the Virginia aplite facility.

Net sales in the industrial minerals segment for the year ended December 31, 1994 were $30.4 million, a decrease of $0.7 million, or 2.3 percent, compared to 1993. Net sales for 1993 included $4.1 million attributable to the Virginia aplite facility. When this amount is excluded from the 1993 results, net sales in the industrial minerals segment during 1994 increased by $3.4 million or 12.5 percent above 1993. This increase was primarily due to sales price increases, increased demand for the Corporation's sodium feldspar and phlogopite mica products, fueled by growth in the construction and automobile sectors of the U.S. economy, and the introduction of new products.

Net sales in the metal powders segment for the year ended December 31, 1994 were $24.9 million, an increase of $8.1 million, or 47.9 percent, from 1993. The increase was attributable primarily to increased market acceptance of the Corporation's new atomized powder products and strong demand for sponge iron powder. The asset purchase of Greenback Industries, Inc. contributed $3 million in incremental revenue in 1994.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 1994 were $40.6 million, an increase of $3.8 million, or 10.4 percent, from 1993. As a percent of net sales, cost of goods sold decreased to 73.3 percent for the year ended December 31, 1994 from 76.6 percent for the year ended December 31, 1993. The decrease was primarily due to fixed cost absorption associated with higher sales volumes and to improvements in product mix with the introduction of new higher value-added products. In addition, 1993 included certain non-recurring engineering and product development costs associated with the Corporation's introduction of its atomized metal powder product line.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 1994 increased by
4.2 percent from 1993 to $6.6 million. As a percentage of net sales, SG&A expenses decreased from 13.2 percent in 1993 to
11.9 percent in 1994, reflecting the benefit derived from higher volumes resulting in lower unit cost absorption.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization for the year ended
December 31, 1994 was $2.3 million, a decrease of $0.1 million, virtually unchanged from 1993.

Operating Income

Operating income for the year ended December 31, 1994 was $5.8 million, an increase of $4.6 million, or 372 percent, from 1993. The increase was due in part to the reasons discussed above. In addition, operating income for 1993 included restructuring charges of $1.2 million. Excluding such restructuring charges, the increase was $3.4 million or 135 percent and operating income as a percent of net sales increased from 5.2 percent in 1993 to 10.6 percent in 1994.

Interest Expense, Net

Net interest expense for the year ended December 31, 1994 was $0.4 million, a decrease of 52.6 percent from $0.9 million in 1993, reflecting lower levels of indebtedness. More than 50 percent of the Corporation's long term debt was repaid from the net proceeds of its September 1994 public offering.

Other Income

The Corporation had other income of $3.3 million in 1993, resulting primarily from a gain on the sale of its Virginia aplite facility of $3.7 million, which was partially offset by costs related to the acquisition of Suzorite Mica Products Inc. and other miscellaneous income and expense items.

Provision for Income Taxes

In 1994, the Corporation recognized an income tax recovery of $0.7 million after giving effect to a $1.5 million adjustment for the recognition of a tax benefit arising from loss carryforwards for financial statement purposes in accordance with Statement of Financial Accounting Standards No. 109. The recognition of the $1.5 million benefit was necessitated primarily by revisions to the estimated future taxable income during the Corporation's tax loss carryforward period.

Loss from Discontinued Operations

The Corporation recorded a loss of $1.3 million from discontinued operations in 1993, which consisted of the Corporation's disposition of its interest in a Malaysian tin dredging company, Perangsang Pasifik Senderian Berhad. The loss consisted of two components: (i) $0.1 million from operations during the year; and (ii) $1.2 million from the disposal of these operations.

Net Income and Earnings Per Share

As a result of the factors discussed above, net income for the year ended December 31, 1994 was $6.2 million, an increase of $4.4 million from 1993. As discussed above, net income for 1994 contains a $1.5 million tax loss carryforward recognition. For purposes of clarity and consistency, the Corporation's earnings per share have been restated below on a fully-taxed basis using an effective rate of 38 percent.

                           1994           1993
Pre-Tax Income       $5,579,000     $2,322,000
Primary EPS (as           $1.12
$0.40 reported)
EPS (fully-taxed          $0.62
$0.20 at 38 percent)


Liquidity and Capital Resources

The Corporation has historically funded its extraction and processing activities through cash flow from operations, bank debt and sales of capital stock and warrants. During the most recent three-year period ended December 31, 1995, the Corporation partially funded all capital expenditures, acquisitions and debt reduction from a combination of additional debt, cash flow from operations and proceeds from the sale of operations not considered consistent with its strategic focus. In addition, in September 1994 the Corporation completed a public offering, raising net proceeds of approximately $18.5 million. During 1995, outstanding warrants were exercised which resulted in net proceeds of $4.8 million. These funds were utilized in part to repay long term debt, fund acquisitions and purchase treasury stock.

Cash Flow from Operations

The Corporation had $19.7 million of working capital at December 31, 1995, compared to working capital of $26.0 million at December 31, 1994. Net cash provided by operating activities for the year ended December 31, 1995 was $7.2 million, up $4.6 million, or 173 percent, relative to 1994. Earnings before interest, taxes, and depreciation, depletion and amortization for the year ended December 31, 1995 were $12.1 million, an increase of 45.8 percent over the $8.3 million generated in 1994.

Financing Agreements

In March 1995, the Corporation entered into a $30.2 million credit facility with a syndicate of two banks. The credit facility is further subdivided into four facilities: (i) a $10.0 million revolving credit and term loan facility; (ii) a $10.0 million multiple advance term loan facility; (iii) a $5.2 million standby letter of credit; and (iv) a $5.0 million operating line. These facilities are secured by specific assets and a floating charge over a significant portion of the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25 percent and from LIBOR plus 1.25 percent to LIBOR plus 2.25 percent, depending upon the financial position of the Corporation. As at December 31, 1995, there was $2.0 million outstanding under the operating line, $2.7 million outstanding under the multiple advance term loan facility, and the standby letter of credit was issued to secure the Corporation's Industrial Development Revenue Bond. The operating line matures June 30, 1996 and will be reviewed annually for purposes of renewal. The multiple advance term loan facility requires quarterly payments of $0.3 million commencing April 1, 1996 with the balance outstanding, if any, due January 1, 2000.

Capital Expenditures

The Corporation's primary capital activities in the past involved the acquisition and development of industrial mineral properties and facilities and necessary capital investments to maintain operating viability and meet environmental, health and safety standards at its existing operations. During 1995, capital expenditures were $15.5 million compared to $3.1 million and $2.7 million for the years ended December 31, 1994 and 1993, respectively. In addition to its capital expenditures, the Corporation purchased the assets of Benwood Limestone Company, Inc., for a cash payment of $3.6 million. The capital expenditures were funded by cash on hand, cash flow from operations and a net increase in long term debt of $0.9 million.

The Corporation is currently implementing and/or planning several major capital programs. These include the completion of the expansion of the sodium feldspar facility, the construction of a high purity sand plant, and the construction of a new aluminum dross processing facility. In aggregate, 1996 capital expenditures are anticipated to be approximately $27 million. The Corporation plans on funding these from a combination of cash flow from operations and existing and new credit facilities. As at December 31, 1995, the Corporation had aggregate unutilized credit of $20.3 million available to it.

Although the Corporation's capital budgets provide for certain reclamation and environmental compliance activities, management does not believe that the cost of the Corporation's environmental compliance will have a material adverse effect on the Corporation's results of operations or financial condition in 1996. The Corporation has no definitive acquisition agreements with respect to additional property or other acquisitions. The Corporation will, however, continue to monitor potential strategic acquisitions that would enhance its current activities. The Corporation believes the financing arrangements in place, including those described above, its cash flow from operations and additional borrowing capacity, will provide the Corporation with adequate liquidity and capital resources.

Seasonality and Inflation

Although the Corporation's results from extraction and processing operations are cyclical due to fluctuations in industrial minerals and metal products demands, sales of the Corporation's products are generally not seasonal. Inflation in recent years has not adversely affected the Corporation's results of operations or costs, and is not expected to adversely affect the Corporation in the future unless it grows substantially and the markets for industrial minerals and metal products suffer from a negative impact on the economy in general.

Capital Stock

The capital stock of Zemex Corporation is traded on the New
York Stock Exchange. The price range in which the stock has traded is shown for the past two years in the following tables.

Capital Stock Prices

1995             Q1        Q2        Q3        Q4       Year
High         10 7/8    10 7/8    10 7/8        10     10 7/8
Low           8 3/8         9     9 1/8     8 1/4      8 1/4
Close        10 5/8     9 3/8     9 5/8        10         10


1994             Q1        Q2        Q3        Q4       Year
High              7    11 7/8    12 1/4        11     12 1/4
Low           6 1/4     6 1/8     9 5/8     7 3/4      6 1/8
Close         6 3/8    11 1/2    10 3/4     8 5/8      8 5/8

In the fourth quarter of each of 1995, 1994 and 1993, the Corporation declared a 2 percent stock dividend.

As of December 31, 1995, there were approximately 1,512 holders of record of the Corporation's capital stock. This number includes shares held in nominee name and, thus, does not reflect the number of holders of a beneficial interest in the stock. Independent Auditors' Report

To the Shareholders and the Board of Directors of Zemex
Corporation

We have audited the accompanying consolidated balance sheets of Zemex Corporation and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zemex Corporation and Subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles in the United States.


Deloitte & Touche
Chartered Accountants

Toronto, Ontario
January 24, 1996


Management Report

The  management of Zemex Corporation and its subsidiaries has
the responsibility   for   preparing   the   consolidated
financial statements presented in this Annual Report and for their accuracy and integrity. The statements have been prepared in conformity with generally accepted accounting principles in the United States, and include informed judgments and estimates as required. Other financial information in this Annual Report is consistent with the financial statements.

The Zemex Corporation system of internal controls is designed to provide reasonable assurance, at a justifiable cost, as to the reliability of financial records and reporting and the protection of assets. This system includes organizational arrangements with clearly defined lines of responsibility.

Deloitte & Touche, independent auditors, have audited the consolidated financial statements of Zemex Corporation and their opinion is included on the preceding page.

Zemex  Corporation has formal standards of corporate conduct
and policies   regarding  high  standards  of  ethics  and
financial integrity.   These policies have been disseminated to
appropriate employees and internal control procedures provide reasonable assurance that violations of these
policies,  if  any,   are detected.


Allen J. Palmiere                  Richard L. Lister Vice President and
President and
Chief Financial Officer            Chief Executive Officer


Audit Committee Report

The Audit Committee of the Board of Directors is composed of three independent directors, Patrick H. O'Neill, Chairman, Thomas B. Evans, Jr. and John M. Donovan. The Committee held four meetings during 1995.

The Audit Committee overseas the financial reporting process of the Corporation on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Corporation's independent auditors. The Audit Committee met with management and representatives of the auditors, Deloitte & Touche, to review accounting, auditing and financial reporting matters. The Committee met with Deloitte & Touche representatives without management present.


Patrick H. O'Neill
Chairman, Audit Committee











Consolidated Balance Sheets
December 31


                                                  1995
1994
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                   $    1,653,000    $
                                8,343,000
 Accounts receivable (less allowance for
   doubtful accounts of $386,000 at
   December 31, 1995 and $414,000 at
   December 31, 1994) (Note 15)                  13,165,000        10,678,000
 Inventories (Note 3)                            20,176,000        16,490,000
Prepaid expenses                                   841,000           660,000

                                                 35,835,000        36,171,000
INVESTMENT (Note 2)                                   -             2,286,000
PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)     50,271,000       29,020,000
OTHER ASSETS (Note 5)                             10,575,000        3,387,000

                                        $         96,681,000  $    70,864,000


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Bank indebtedness (Note 8)             $         3,220,000   $       180,000
 Accounts payable                                 8,037,000         6,316,000
 Accrued liabilities                              2,222,000         2,158,000
 Accrued income taxes                               269,000           397,000
Current portion of long term debt (Note 8)       2,378,000         1,074,000

                                                 16,126,000        10,125,000
LONG TERM DEBT (Note 8)                           7,485,000         5,461,000
OTHER NON-CURRENT LIABILITIES                       605,000           549,000
DEFERRED INCOME TAXES (Note 6)                    1,565,000           677,000

                                                  25,781,000       16,812,000


SHAREHOLDERS' EQUITY
 Common stock (Note 9)                             8,785,000        7,221,000
 Paid-in capital                                  50,436,000       38,703,000
 Retained earnings                                18,683,000       11,668,000
 Note receivable from shareholder (Note 9)        (1,749,000)      (1,749,000)
 Cumulative translation adjustment                (1,218,000)      (1,326,000)
Treasury stock at cost (Note 9)                  (4,037,000)        (465,000)

                                                  70,900,000       54,052,000

                                            $     96,681,000  $    70,864,000


Consolidated Statements of Shareholders' Equity
Years ended December 31



                                                                      No
                                                                       te
Receivable   Cumulative
          Common   Paid-In     Treasury Retained   from         Translation
    Stock    Capital     Stock    Earnings   Shareholder  Adjustment  Total

Balance at December 31, 1992     $4,404,000 $18,443,000 $ -
 $8,111,000 $(1,749,000) $(828,000)  $
28,381,000 Stock issued to former officer     50,000     300,000   -   -
      -           -
350,000
Stock dividend (a)                   81,000     520,000   -
     (604,000)      -           -
(3,000)
Cash dividend paid by Suzorite
   Mica  Products Inc.(a)              -           -      -      (2,621,000)
   -           -
(2,621,000)
Reduction of capital  by Suzorite
   Mica Products Inc. (a)              -     (1,353,000)  -          -
    -           -
(1,353,000)
Net income for the year                -           -      -       1,852,000
    -           -
1,852,000
Translation adjustment                 -           -      -          -
    -        (76,000)
(76,000)


Balance at December 31, 1993      4,535,000   17,910,000  -       6,738,000
 (1,749,000)   (904,000)
26,530,000 Stock issued  for cash (a)        2,348,000   18,174,000  -
     -           -     -
20,522,000
Stock dividend (a)                  146,000    1,171,000  -      (1,320,000)
    -           -         (3,000)
Stock options and warrants
   exercised  (a)                    56,000      357,000  -          -
     -           -        413,000
Stock issued in connection with
acquisition (b)                  136,000   1,091,000  -          -
 -           -      1,227,000
Stock purchased for
   treasury (a)                        -          -      (465,000)   -
     -           -       (465,000)
Net income for the year                -          -       -       6,250,000
     -           -      6,250,000
Translation adjustment                 -          -       -          -
    -       (422,000)   (422,000)


Balance at December 31, 1994       7,221,000  38,703,000
(465,000)11,668,000 (1,749,000)(1,326,000)  54,052,000
Stock issued under employee
   stock purchase plan (a)            49,000     422,000  -          -
    -           -         471,000
Stock dividend (a)                   167,000   1,233,000  -       (1,403,000)
    -           -          (3,000)
Stock options and warrants
   exercised (a)                     626,000   4,423,000  -          -
       -           -       5,049,000
Stock issued in connection with
   Alumitech purchase (b)            722,000   5,877,000  -          -
       -           -       6,599,000
Warrants repurchased (a)                 -      (222,000)  -          -
         -           -        (222,000)
Stock purchased for
   treasury (a)                          -          -      (3,572,000) -
        -           -      (3,572,000)
Net income for the year                  -          -       -         8,418,000
    -           -       8,418,000
Translation adjustment                  -          -       -          -
       -        108,000      108,000

Balance at December 31, 1995      $8,785,000$ 50,436,000
$(4,037,000)$18,683,000$(1,749,000)$(1,218,000)$70,900,000

See Notes to the Consolidated Financial Statements

(a) See Note 9.
(b) See Note 2.


Consolidated Statements of Income
Years ended December 31


                                           1995         1994
1993
NET SALES                         $  85,056,000  $55,306,000
$47,958,000


COSTS AND EXPENSES
 Cost of goods sold                  64,356,000   40,552,000
36,742,000
 Selling, general and administrative  8,669,000    6,598,000
6,331,000
 Depreciation, depletion and
    amortization                      3,689,000    2,315,000
2,398,000

                                     76,714,000   49,465,000
45,471,000

OPERATING INCOME BEFORE
       RESTRUCTURING CHARGES               8,342,000     5,841,000
                                2,487,000

RESTRUCTURING CHARGES (Note 10)             -            -
1,250,000

OPERATING INCOME                     8,342,000     5,841,000
1,237,000

OTHER INCOME (EXPENSES)
 Interest expense, net (Note 8)       (523,000)     (425,000)
(896,000)
Other, net (Notes 2 and 10)            80,000       163,000       3,317,000

                                      (443,000)     (262,000)      2,421,000
INCOME BEFORE PROVISION FOR
INCOME TAXES                        7,899,000     5,579,000       3,658,000

(RECOVERY OF) PROVISION FOR
INCOME TAXES (Note 6)                (519,000)      (671,000)       470,000


INCOME FROM CONTINUING OPERATIONS     8,418,000      6,250,000     3,188,000

DISCONTINUED OPERATIONS
 Loss from operations                       -            -
(89,000)
Loss on disposal                           -            -        (1,247,000)



Loss from discontinued operations          -            -
(1,336,000)

NET INCOME                        $   8,418,000   $ 6,250,000     $1,852,000


INCOME (LOSS) PER SHARE
 Continuing operations            $        1.03   $      1.12         $ .69
Discontinued operations                    -             -            (.29)

NET INCOME PER SHARE              $       1.03   $      1.12         $ .40


AVERAGE COMMON SHARES AND COMMON
SHARE EQUIVALENTS OUTSTANDING        8,208,874      5,588,682     4,605,440


Consolidated Statements of Cash Flows
Years ended December 31

                                                1995        1994       1993
CASH FLOWS FROM OPERATING ACTIVITIES
  Income from continuing operations         $ 8,418,000 $ 6,250,000
$3,188,000
  Adjustments to reconcile income from
    continuing operations to net cash
    flows from continuing
       operating activities
   Depreciation, depletion and amortization   3,754,000   2,315,000
   2,398,000 Loss on assets held for resale           61,000     -
   300,000
   (Decrease) increase in deferred income taxes(122,000) (1,366,000)
   393,000 Share of net income of investee           (87,000)   (267,000)
   -
   Loss (gain) on sale of property,plant
      and equipment                              22,000      15,000
(3,689,000)
   Increase in other assets                    (227,000)    (63,000)
(48,000)
   Increase in non-current liabilities           56,000      67,000
62,000
   Changes in non-cash working capital items
      (Note 14)                              (4,660,000) (4,311,000)
(844,000)

Net cash provided by operating activities      7,215,000  2,640,000
1,760,000

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment(15,451,000)(3,077,000)(2,670,000)
  Assets acquired in connection with
     acquisitions (Note 2)                   (3,658,000)(4,888,000)      -
  Proceeds from sale of assets (Note 2)        -            78,000   5,479,000
  Additions to assets held for resale          -             -       (134,000)
  Investment (Note 2)                          -        (2,019,000)      -
  Promissory notes                             -          (371,000)      -

Net cash provided by (used in) investing
activities                               (19,109,000)(10,277,000) 2,675,000

CASH FLOWS FROM FINANCING ACTIVITIES
  Deferred financing costs                    (467,000)   -                -
  Proceeds from long term debt                6,219,000  266,000     4,827,000
  Proceeds (payments) net, on bank
     indebtedness                             3,040,000 (415,000)      520,000
  Repayment of long term debt                (5,343,000)(8,094,000)(3,322,000)
  Cash paid in lieu of fractional shares       (3,000)    (3,000)      (3,000)
  Dividend paid (Note 9)                       -           -       (2,621,000)
  Issuance of common stock (Note 9)           5,520,000 20,935,000     350,000
  Purchase of common stock and warrants
     (Note 9)                                (3,794,000) (465,000)        -
  Reduction of common stock (Note 9)           -         -         (1,353,000)

Net cash provided by (used in) financing
   activities                                 5,172,000 12,224,000 (1,602,000)

EFFECT OF EXCHANGE RATE CHANGES ON CASH        32,000    (40,000)     (26,000)

NET (DECREASE) INCREASE  IN CASH
  FROM CONTINUING OPERATIONS                  (6,690,000)4,547,000  2,807,000
NET CASH USED IN DISCONTINUED OPERATIONS       -            -        (207,000)

NET (DECREASE) INCREASE IN CASH               (6,690,000)4,547,000   2,600,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 8,343,000 3,796,000   1,196,000

CASH AND CASH EQUIVALENTS AT END OF YEAR      $1,653,000 $8,343,000 $3,796,000

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
    Income taxes paid               $         303,000   $  233,000  $   -
    Interest paid                             656,000      573,000
891,000

SUPPLEMENTAL DISCLOSURE OF
  NON CASH ACTIVITIES
    Notes issued in connection with purchase
       of assets (Note 2)           $          -        $1,102,000  $   -
    Stock issued in connection with
       acquisition (Note 2)                6,599,000     1,227,000      -
    Assumption of liabilities in connection
       with asset purchases                    -           793,000      -
    Notes received in connection with sale of assets held for
resale (Note 10)         423,000
- - -    -



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1.   Summary of significant accounting policies
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   The Corporation's significant accounting policies are as follows:

     a.  Principles of Consolidation

      The consolidated financial statements include the accounts of Zemex Corporation and its wholly-owned subsidiaries (the "Corporation"). All material intercompany transactions have been eliminated. As discussed in Note 2, the 1993 acquisition of Suzorite Mica Products Inc. ("Suzorite") has been accounted for as a pooling of interests and the sale of the Corporation's 70 percent interest in Perangsang Pasifik Senderian Berhad ("PPSB"), a tin dredging operation in Malaysia, has been reported as a discontinued operation. Also as discussed in Note 2, Alumitech, Inc. ("Alumitech") was acquired in two separate transactions and, accordingly, was accounted for on an equity basis until it became a wholly-owned subsidiary in February 1995.
b.    Inventories
 Inventories are stated at the lower of cost or market and are computed using the average cost method. It is not practical to segregate finished products from ore and concentrates. Supplies are stated at cost using the first in, first-out or average cost method.
c.    Property, Plant and Equipment
 Property, plant and equipment are recorded at cost. Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. When assets are sold or otherwise retired, the cost and accumulated depreciation or depletion are removed from the accounts and any gain or loss is included in results of operations. Provisions for depreciation are based upon estimated useful lives, using principally the straight-line method. Depletion of mining properties and depreciation of other mining assets are computed using the unit-of-production method, except in the case of the Corporation's Suzorite operation where the estimated reserves exceed the expected production during the term of the mining lease. The Suzorite mining lease rights and deferred costs, including all preproduction and set-up costs, are amortized using the straight-line method over the term of the mining lease.
d.    Postretirement Benefits
 Pension Plans
 The funding policy of the Corporation, generally, is to contribute annually at a rate that is intended to provide for the cost of benefits earned during the year and which will amortize prior service costs over periods of 10 to 30 years, subject to Internal Revenue Service limits for deductible contributions.
   Healthcare and Other Postretirement Benefits Other Than
 Pensions

 Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 106 - "Employees' Accounting for Postretirement Benefits Other Than Pensions". This Statement requires the accrual of all postretirement benefits other than pensions during the years in which employees render the necessary services to be entitled to receive such benefits. The 1995, 1994 and 1993 amounts include the current year expense and the transition liability which is being amortized over twenty years as allowed by SFAS No. 106 (Note 7).

e.    Foreign Currency Translation

 The functional currency for the Corporation's foreign operations is the local currency. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is accumulated as part of the cumulative translation adjustment component of shareholders' equity. Results of operations and cash flows are translated using the average exchange rates during the year. Gains and losses from foreign currency transactions are included in net income for the year.
f.    Research and Development Expense
   Research and development expense was $320,000 in 1995, $315,000 in 1994 and $371,000 in 1993.
g.    Provision for Future Reclamation Costs
 Costs for future reclamation have been provided for based upon estimated future reclamation costs allocated over the expected productive life of the quarries.
h.    Income Taxes
 Effective January 1, 1993, the Corporation adopted SFAS No. 109 - "Accounting for Income Taxes". This Statement requires the liability method of accounting for income taxes rather than the deferral method previously used. Because of the valuation reserves established on the deferred tax asset related to the net operating loss carryforwards, the cumulative effect of this accounting change and the impact on the 1993 income tax provision was not material.
i.    Earnings Per Share
 Earnings per share is based upon the weighted average number of common and common share equivalents outstanding. Common share equivalents include stock options issued under the employee stock option plans and stock issued under the Key Executive Common Stock Purchase Plan (Note 9). For the purpose of the treasury method, stock dividends are considered to be issued at the beginning of the period.
j.    Deferred Financing Costs
 Costs associated with the issuance of long term debt are deferred, and are being amortized over the term of the debt on a straight-line basis. The unamortized balance is included in other assets.
k.    Other Assets
 Other assets include assets held for sale which are stated at the lower of cost or estimated net realizable value. In determining the estimated net realizable value, the Corporation deducts from the estimated selling price the projected costs to bring the assets into a saleable condition, to dispose of the assets and to hold the property to an expected date of sale. Other assets also include patents which are stated at cost, and are being amortized over their remaining life of 15 years on a straight-line basis.
 Intangible assets are evaluated periodically and, if conditions warrant, an impairment valuation is provided.
l.    Cash Equivalents
  For purposes of the consolidated statement of cash flows,
    highly liquid investments with original maturities of three months or less, when purchased, are considered as cash equivalents.

2.   Acquisitions and Dispositions

     Acquisitions

     Acquisition of Alumitech, Inc.

     In June 1994, the Corporation acquired its initial 39.53 percent investment in Alumitech by investing $2,000,000 to acquire treasury stock. In 1995, the Corporation increased its interest to 100 percent by issuing 722,352 shares of common stock with an ascribed value of $6,599,000. The shares were issued as to 266,106 to Dundee Bancorp International Inc. ("Dundee"), the Corporation's largest shareholder, and as to 266,106 to Clarion Capital Corporation, a company controlled by a director of the Corporation. Alumitech, an aluminum dross processor, has developed proprietary technology that enables it to have the ability to convert 100 percent of its dross feed into marketable products.


     The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The net purchase price was allocated as follows:


     Working capital                         $   73,000
     Property, plant and equipment            5,527,000
     Patents                                  7,363,000
     Other assets                               225,000
     Other liabilities                      (2,192,000)
     Deferred income taxes                  (2,025,000)
                                           ____________
                                             $8,971,000

     Consideration
     Carrying value of investment at date
        of acquisition of remaining interest $2,372,000
     Capital stock                            6,599,000
                                           ____________
                                             $8,971,000

     The operating results of Alumitech have been included in the consolidated statement of income from the date of acquisition. On the basis of a pro forma consolidation of the results of operations, as if the acquisition had taken place at the beginning of fiscal 1994 rather than at February 15, 1995, consolidated net sales would have been $64.5 million for fiscal 1994, and $86.9 million for fiscal 1995. Consolidated pro forma income and earnings per share would not have been materially different from the reported amounts for fiscal 1994 and 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1994.

     Acquisition of the assets of Benwood Limestone Company, Inc.

     On May 15, 1995, the Corporation acquired the assets of Benwood Limestone Company, Inc. ("Benwood"), through its wholly-owned subsidiary, Suzorite Mineral Products, Inc., for $3,658,000. The acquisition of Benwood offers the Corporation the opportunity to expand its present talc and mineral processing capability. Benwood will continue to process consumer products for its former owner under a long term contract.
Acquisition of the talc operations of Whittaker, Clark &
Daniels, Inc.
In December 1994, the Corporation acquired from Whittaker, Clark & Daniels, Inc. ("WCD") certain assets including its talc operations. Consideration for the purchase included $4,388,000 in cash, 136,360 common shares of the Corporation with an ascribed value of $1,277,000 and the assumption of certain current liabilities directly relating to the operations acquired aggregating $267,000. Concurrent with the purchase, the Corporation entered into an agreement with WCD whereby WCD agreed to act as the exclusive marketing, distribution and sales agent for the Corporation's premium talc products.
Acquisition of the assets of Greenback Industries, Inc.
In September 1994, the Corporation, through its wholly-owned subsidiary, Pyron Metal Powders, Inc., acquired the assets and assumed certain liabilities of Greenback Industries, Inc. ("Greenback"). Consideration for the purchase was $500,000 in cash, the issuance of two promissory notes having principal amounts of $650,000 and $451,563, respectively, and the assumption of certain current liabilities aggregating $526,000. The Greenback facilities provide the Corporation with increased capacity to produce powdered copper as well as powdered tin, and powdered copper and tin alloys.
Acquisition of Suzorite Mica Products Inc.
In September 1993, the Corporation, through a wholly-owned subsidiary, acquired 100 percent of the outstanding capital stock of Suzorite from Dundee. Suzorite mines and processes mica which is used in various applications in the automotive, construction and oil drilling industries. In connection therewith, the Corporation issued 1,400,000 shares of common stock and a transferable warrant entitling the holder to purchase up to an additional 100,000 shares of common stock at $7.00 per share. The warrant was exercised by Dundee on July 14, 1995.
As this transaction was between companies which were then under common control, it has been accounted for as a pooling of interests and, accordingly, the Corporation's financial statements for periods prior to the acquisition have been restated to include the accounts of Suzorite for all periods presented. There were no adjustments necessary to conform the accounting policies of the two companies. Net sales and net income (loss) from continuing operations of the separate companies for the period preceding the acquisition are as follows:
                                        Period from January
                                1, 1993 to September 30, 1993
                                       (unaudited)

Net sales
   Suzorite                             $5,586,000
        Zemex                                30,628,000
                                           ____________
     Combined                                $36,214,000
                                             ____________

     Income (loss) from continuing operations
        Suzorite                             $  649,000
        Zemex                                 (240,000)
                                           ____________
     Combined                                $  409,000
                                             ____________

     Dispositions

     Discontinued Operations

     During the fourth quarter of 1993, the Corporation sold its 70 percent owned subsidiary, PPSB, which was involved in the dredging of tin oxide in Malaysia. Accordingly, the consolidated financial statements of the Corporation have been reclassified to report separately from continuing operations the net assets and operating results of this discontinued operation.

     Sales applicable to the discontinued Malaysian operation prior to its sale were $2,313,000 in 1993.

     Other Dispositions

     In 1993, the Corporation sold its aplite plant and operations in Montpelier, Virginia for aggregate net proceeds of $5,470,000, resulting in a pre-tax gain of $3,683,000 which was included in other income (expenses).

3.   Inventories

                                         1995        1994
     Ore, concentrates and finished products
         Industrial minerals       $10,852,000 $7,158,000
         Metal products             4,042,000   3,655,000
                                 ________________________
                                   14,894,000   10,813,000

     Materials and supplies
         Industrial minerals        3,867,000   4,252,000
         Metal products             1,415,000   1,425,000
                                 ________________________
                                    5,282,000   5,677,000
                                 ________________________
                                   $20,176,000  $16,490,000
                                 ________________________


4.   Property, Plant and Equipment
                                         1995        1994

     Land                          $4,952,000   $2,937,000
     Mining properties and deferred costs       5,535,000
     4,890,000
     Buildings                     15,304,000   10,925,000
     Machinery and equipment       45,797,000   34,928,000
     Construction in progress       7,609,000   2,317,000
                                 ____________ ___________
     Total property, plant and equipment, at cost 79,197,000
     55,997,000

     Less: Accumulated depreciation, depletion
               and amortization    28,926,000   26,977,000
                                 ____________ ___________
     Net property, plant and equipment      $   50,271,000  $
     29,020,000
                                 ____________ ___________

     As of December 31, 1995, the Corporation estimates that approximately $12,580,000 will be expended to complete its construction in progress.


5.   Other Assets
                                         1995        1994

     Prepaid pension cost (Note 7) $1,632,000   $1,518,000
     Assets held for resale (Note 10)           250,000
     734,000
     Deferred financing costs         802,000     442,000
     Other deferred charges           443,000     471,000
     Promissory notes receivable,
        non-current portion           369,000     222,000
     Patents, net                   7,079,000           -
                                 ____________ ___________
                                   $10,575,000  $3,387,000
                                 ____________ ___________

6.   Income Taxes

     The provision for income taxes consists of the following components:

                                  1995     1994      1993
     Income from continuing operations
        before provision for income taxes
                  Domestic  $ 7,708,000$ 3,631,000$ 2,331,000
                  Foreign       191,0001,948,000 1,327,000
                             ___________________ _________ Total
     pre-tax income   $ 7,899,000$ 5,579,000$ 3,658,000
                             ___________________ _________

     Current tax provision
           Federal          $ 1,849,000$  880,000$  985,000 State
           and local            293,000  258,000   116,000
           Foreign               37,000  425,000         -
                             ___________________ _________ Total
     2,179,0001,563,000 1,101,000

     Deferred tax provision
           Federal              283,000        -         -
           State and local       55,000        -         -
           Foreign               40,000  256,000   470,000
                             ___________________ _________ Total
     378,000  256,000   470,000
     Benefit of operating loss and tax
        credit carryforwards(3,076,000)(2,490,000)(1,101,000)
                             ___________________ _________
     (Recovery of) provision for
        income taxes       $  (519,000)$  (671,000)$  470,000
                             ___________________ _________

     The following tabulation reconciles the U.S. federal statutory income tax rate to the federal, state and foreign overall effective income tax rate.

                             1995     1994      1993
                         (percent)         (percent)
(percent)

Statutory federal rate       34.0     34.0      34.0
Benefit of operating loss carryforwards
   (net of foreign income taxes)  (38.1)   (46.0)
(22.0)
Other                         2.5        -       0.8
                            _____    _____     _____
Effective income tax rate         (6.6)    (12.0)      12.8
                            _____    _____     _____

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1995, the Corporation had unused tax benefits of $4,102,000 related to U.S. net operating loss and tax credit carryforwards. Significant components of the Corporation's deferred tax assets and liabilities as of December 31 are as follows (dollars in thousands):

                          1995            1994
                    U.S.ForeignTotal  U.S.ForeignTotal
Deferred tax assets
 Net operating loss
   and tax credit
   carryforwards$ 4,102$       -$ 4,102$4,132$       -
$ 4,132
 Accrued expenses   444     -    444   414     -   414
 Bad debt allowances112     -    112   124     -   124
 Inventories        505     -    505   132     -   132
 Other              137     -    137   397     -   397
                  _____ _____  _____ _____ _____ _____
Gross deferred tax assets5,300     - 5,300 5,199     - 5,199
Valuation allowance for
   deferred tax assets-     -      -(1,645)    -(1,645)
                  _____ _____  _____ _____ _____ _____ Total
5,300               -  5,300 3,554     - 3,554
                  _____ _____  _____ _____ _____ _____

Deferred tax liabilities
   Property, plant and
       equipment  2,159 2,075  4,234 1,223 2,177 3,400
   Patent         1,929     -  1,929     -     -     -
   Pension contributions  600      -   600   553     - 553
   Assets held for resale 102      -   102   278     - 278
                  _____ _____  _____ _____ _____ _____
Total             4,790 2,075  6,865 2,054 2,177 4,231
                  _____ _____  _____ _____ _____ _____ Net
deferred tax
   (assets) liabilities$ (510)$2,075$1,565$(1,500)$2,177
$677
                  _____ _____  _____ _____ _____ _____

The net change in the valuation allowance for deferred tax assets was a decrease of $1,645,000 and $2,744,000 in the years ended December 31, 1995 and 1994, respectively, related primarily to benefits arising from recognition of the benefit of net operating loss carryforwards. In 1995, the benefit of the balance of the net operating losses was recognized and, accordingly, the valuation allowance was reduced to nil.

At December 31, 1995, the Corporation had $9,136,000 of federal operating loss carryforwards available to reduce future taxable income which will expire between 1999 and 2006. Additionally, the Corporation had $646,000 of unused general business tax credits, which will expire between 1996 and 2009, and $270,000 of alternative minimum tax credits.
7.   Pension Plans and Other Postretirement Benefits
     Pension Plans
     The Corporation has several pension plans covering substantially all domestic employees. The plans covering salaried employees provide pension benefits that are based on the compensation of the employee. In all plans, the plan assets exceed the benefit obligations and hence the plans are overfunded.
     Net periodic pension cost (income) included the following components:

                                  1995     1994      1993
     Current service costs    $369,000 $422,000 $ 338,000
     Interest cost on projected
        benefit obligations    940,000  882,000   846,000 Actual
     return on assets  (2,587,000)       368,000 (1,249,000)
     Net amortization and deferral     1,164,000
     (1,704,000)                29,000
                            _____________________________
     Net pension income       $(114,000)      $ (32,000)$
     (36,000)
                              __________        _________
     __________

     Net amortization and deferral consists of amortization of net assets at transition and deferral of subsequent net gains and losses. The assumptions used to determine projected benefit obligations were (i) a discount rate of 7 percent in 1995, and 7.5 percent in 1994 and 1993; (ii) an expected long term rate of return on assets of 8.75 percent in 1995, 1994 and 1993; and (iii) an increase in the level of compensation of 6 percent for 1995, 1994 and 1993.

     The status of the plans and the amounts recognized in the consolidated balance sheets of the Corporation for its pension plans as of December 31, 1995 and 1994 are tabulated below:

                                         1995        1994
     Actuarial present value of benefit obligations
        Vested benefit obligation  $11,059,000  $9,404,000
                                   ____________ ___________

        Accumulated benefit obligation      $   11,261,000  $
     9,555,000
                                   ____________ ___________

       Projected benefit obligation  $(15,042,000)        $
     (12,760,000)
     Plan assets at fair value     16,646,000   14,675,000
                                   ____________ __________
     Plan assets in excess of projected
        benefit obligation          1,604,000   1,915,000
     Unrecognized net gain            226,000    (40,000)
     Prior service costs not yet recognized in net
        periodic pension cost         282,000     276,000
     Unrecognized net asset at year end         (480,000)
     (633,000)
                                   ____________ ___________
     Prepaid pension cost included
        in consolidated balance sheets      $   1,632,000   $
     1,518,000
                                   ____________ ___________

     Other Postretirement Benefits

     The Corporation provides healthcare and life insurance benefits for certain retired employees which, effective January 1, 1993, are accrued as earned (Note 1). The cost of such benefits was $95,000 in 1995, $73,000 in 1994, and $51,000 in 1993. The unrecognized obligation for postretirement benefits is not material.

8.   Debt and Lines of Credit

                                         1995        1994

     Term loan facility (a)         $2,700,000   $     -
     Other term loans (b)           1,038,000      91,000
     Industrial Development Revenue Bonds (c)    4,612,000
     5,100,000
     Promissory notes (d)             811,000    1,064,000
     Capital leases (e)               330,000     280,000
     Other                            372,000           -
                                   __________  __________ Total
     debt                           9,863,000    6,535,000
     Less: Current portion          2,378,000    1,074,000
                                    __________   __________
     Long term debt                 $7,485,000   $5,461,000
                                    __________   __________

     (a) During 1995, the Corporation entered into a $30,224,000 credit facility with a syndicate of two banks. The credit facility is further subdivided into four facilities: (i) a $10,000,000 revolving credit and term loan facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over a significant portion of the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25 percent and from LIBOR plus 1.25 percent to LIBOR plus
       2.25 percent, depending upon the financial position of the Corporation. As at December 31, 1995, there was $2,000,000 outstanding under the operating line, $2,700,000 outstanding under the multiple advance term loan facility, and the standby letter of credit was issued to secure the Industrial Development Revenue Bonds. The operating line matures June 30, 1996 and will be reviewed annually for renewal. The multiple advance term loan facility requires quarterly payments of $277,000 commencing April 1, 1996 with the balance outstanding, if any, due January 1, 2000.

     (b) The other term loans bear interest at the prime rate of the lending institution plus 1.25 percent to 1.50 percent depending on certain tests. They are secured by substantially all of the fixed assets of Alumitech and its wholly-owned subsidiaries and are repayable in monthly principal instalments of approximately $19,000 until they are repaid in 1998 and 1999.
(c) The Corporation's wholly-owned subsidiary, Pyron
  Corporation ("Pyron"), entered into a lease agreement on November 29, 1989 with the Niagara County Industrial Development Agency (the "Agency") to partially finance the construction of a manufacturing facility, acquire and install equipment and machinery, and renovate the existing Pyron facility for the purpose of manufacturing atomized steel powders. The agreement authorized the Agency to issue and sell Industrial Development Revenue Bonds in the aggregate principal amount of $7,650,000 to provide the funds for the project.
  While the bonds are not the obligation of Pyron, the agreement requires Pyron to make quarterly rental payments equal to the debt service under the sinking fund requirements and interest on the outstanding principal to the Agency. The amount outstanding at December 31, 1995 and 1994 was $4,612,000 and $5,100,000, respectively.
  Pyron's obligation under the agreement is $510,000 annually until paid.
  The bonds bear interest at a variable rate not to exceed
  15 percent per annum.  The rate at December 31, 1995 was
  5.25 percent and at December 31, 1994 was 5.65 percent.
  Pyron has the option to convert the bonds to a fixed interest rate at any time during the term. Under the lease agreement, Pyron may purchase the facility at any time during the term, which expires November 1, 2004, by paying the outstanding principal amount of the bonds plus
  $1.
  The bonds are collateralized by a mortgage on the land, the new facility and the existing facility which have an aggregate net book value of approximately $8,992,000 at December 31, 1995.
   A bank has provided Pyron with a letter of credit which is available to support Pyron's obligations under the lease agreement. If the bondholders tender their bonds for repayment, the letter of credit will be utilized to pay the bondholders. The letter of credit is collateralized under the credit facility in (a) above. The letter of credit expires on October 1, 1999.

(d) In 1994, the Corporation's wholly-owned subsidiary, Pyron Metal Powders, Inc., issued two promissory notes to former owners in connection with the acquisition of its operations. One promissory note with an aggregate principal amount outstanding as of December 31, 1995 of $325,000 and at December 31, 1994 of $650,000 bears interest at 7 percent in both 1995 and 1994 with principal due in two equal instalments of $325,000 on September 15, 1995 and 1996, respectively. A second note with an aggregate principal amount outstanding as at December 31, 1995 of $263,000 and at December 31, 1994 of $414,000 is
  non-interest bearing with principal payments of $12,550 due monthly until the final payment of $12,313 due September 15, 1997.

(e) The Corporation has a long term capital lease agreement at a variable rate for equipment used in its operations. This is a six-year lease with a maturity in the year 2000. The carrying value of the leased equipment as of
       December 31, 1995 was $217,000.
      Principal repayments on long term debt are as follows:
     1996                                      $2,378,000
     1997                                       2,112,000
     1998                                       1,584,000
     1999                                       1,035,000
     2000                                         572,000
     Thereafter                                 2,182,000
                                               $9,863,000

     Interest

     Interest earned and expensed in each of the past three years is summarized below:

                                  1995     1994      1993

     Interest income          $268,000 $246,000 $  22,000 Interest
     expense         (791,000)     (671,000)
     (918,000)
     Net interest expense     $(523,000)      $ (425,000)   $
     (896,000)

9.   COMMON STOCK, STOCK OPTIONS AND WARRANTS

     Shares Outstanding

     During 1995, the Corporation received shareholder approval to increase its authorized stock from 10,000,000 to 25,000,000, par value one dollar ($1.00) per share, of which 20,000,000 shares will be denominated common stock and 5,000,000 shares will be denominated preferred stock. There were 8,355,722 shares of common stock issued and outstanding as of December 31, 1995 and 7,168,153 shares as of December 31, 1994.

     In March 1993, Suzorite reduced its stated capital by way of a cash distribution to its then sole shareholder, Dundee, by $1,353,000. This reduction in stated capital did not reduce the number of shares outstanding. As the acquisition of Suzorite has been accounted for as a pooling of interest, this distribution is reflected in the consolidated statement of shareholders' equity.

     On May 5, 1994, the Corporation issued 347,826 shares of
        common stock in a private placement transaction for aggregate proceeds of $2,000,000.

     In September 1994, the Corporation issued 2,000,000 shares of its common stock pursuant to a public offering of shares for net proceeds, after underwriting fees and expenses of issue, of $18,522,000.

     In 1995, the Corporation completed its purchase of 100 percent of Alumitech by issuing 722,352 shares of common stock with an ascribed valued of $6,599,000.

     During 1995, 49,000 shares of common stock were issued pursuant to the Corporation's employee stock purchase plan for an aggregate consideration of $471,000. The plan was approved by the shareholders and provides that 250,000 shares may be purchased under the plan. The shares have been registered for listing on the New York Stock Exchange.

As part of a stock repurchase program, the Corporation has purchased 429,000 shares of common stock on the open market:
376,000 common shares in 1995 for an aggregate cost of $3,572,000 and 53,000 common shares in 1994 for an aggregate cost of $465,000.
Dividends
On November 10, 1995, the Corporation declared a 2 percent stock dividend to shareholders of record on November 24, 1995, which was paid December 8, 1995. Retained earnings were charged $1,403,248 as the result of the issuance of 167,149 shares of the Corporation's common stock, and cash payments of $3,375 in lieu of fractional shares.
On November 14, 1994, the Corporation declared a 2 percent stock dividend to shareholders of record on November 28, 1994, which was paid December 19, 1994. Retained earnings were charged $1,320,307 as the result of the issuance of 145,708 shares of the Corporation's common stock, and cash payments of $3,218 in lieu of fractional shares.
On November 7, 1993, the Corporation declared a 2 percent stock dividend to shareholders of record on November 24, 1993, which was paid December 6, 1993. Retained earnings were charged $604,276 as a result of the issuance of 81,573 shares of the Corporation's common stock, and cash payments of $2,672 in lieu of fractional shares.
In March 1993, Suzorite paid a cash dividend of $2,621,000 to its then sole shareholder, Dundee. This dividend, because of the pooling of interest accounting referred to in Note 2, is also reflected in the consolidated statement of shareholders' equity.
Stock Options
The Corporation provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long term incentives and rewards to executive officers, directors and other key employees contingent upon an increase in the market value of the Corporation's common stock. Options for 10 percent of the Corporation's outstanding common stock are issuable under the plans.
Stock option transactions are summarized as follows:
                                  NumberExercise Price
                              of Optionsper Option ($)

Outstanding at December 31, 1992 260,000           5 Granted
372,500       5 1/2
Granted                           60,000       7 1/8
Cancelled or expired           (120,000)           5

Outstanding at December 31, 1993 572,500
Granted                           25,000      11 1/2
Cancelled                        (9,750)       5 1/2
Cancelled                        (8,000)           5
Exercised                       (12,000)           5
Exercised                       (11,200)       5 1/2

Outstanding at December 31, 1994 556,550
Granted                          284,000       9 1/8
Granted                           22,000       9 3/4
     Granted                           21,000          10 Granted
     14,000      10 1/8 Cancelled                        (3,750)
     5 1/2 Cancelled                        (3,000)       9 1/8
     Exercised                        (8,000)           5
     Exercised                       (30,250)       5 1/2
     Outstanding at December 31, 1995 852,550
     The options expire from 1996 to 2001. During 1995 options for 38,250 shares of common stock were exercised for proceeds of $206,000. At December 31, 1995 there were 511,550 options exercisable. During 1994, options for
23,200 shares of common stock were exercised for proceeds of $122,000.

     Warrants

     During 1993, in connection with the acquisition of Suzorite (Note 2), the Corporation issued a transferable warrants to Dundee to purchase at any time prior to July 15, 1995 up to 100,000 shares (104,040 after adjustments for stock dividends) of common stock at $7.00 per share. The warrant was exercised by Dundee on July 14, 1995 for proceeds of $700,000.

     As a result of a stock rights offering in 1990, 725,769 warrants were issued. Each warrant entitled the holder to purchase, prior to July 15, 1995, 1.08 shares of common stock at an exercise price of $8.56 per share, which was repriced from $9.25 per share as a result of stock dividends. Of the 725,769 warrants originally issued, the Corporation repurchased 218,046 warrants at an aggregate cost of $222,000. During 1995, 448,000 warrants were exercised for 484,027 shares of common stock for net proceeds of $4,143,000. During 1994, 31,514 warrants were exercised resulting in the issuance of 32,771 shares of common stock at an exercise price of $8.88 per share for aggregate proceeds of $291,000. No warrants were exercised in 1993. The warrants expired July 15, 1995.

     Note Receivable from Shareholder

     The note receivable from shareholder of $1,749,000 represents amounts due from the Corporation's President and Chief Executive Officer pursuant to the Key Executive Common Stock Purchase Plan. The loan, which was used to acquire 357,000 shares of common stock of the Corporation, is noninterest bearing, is secured by a pledge of the shares acquired, and is due on the earlier of August 12, 1997 or 30 days after the termination of employment. Since the loan arose from the sale of stock, it is classified as a reduction of shareholders' equity.

10.  RESTRUCTURING CHARGES AND UNUSUAL ITEMS

     Restructuring Charges

     In 1993, the Corporation reorganized certain of its U.S.
     operations. This has resulted in a charge to operation of $950,000 in 1993 which includes the cost of closing an office and severance costs.

     In December 1991, the Corporation closed its industrial minerals plant located in Connecticut. The assets of this operation were reclassified to assets held for resale and written down in 1991 by $430,000 to their estimated net realizable value. These assets were written down by a further $300,000 in 1993. In 1995, a portion of the property was sold for approximately net book value. The purchaser has a five-year option to purchase the remaining portion.
     Unusual Items
     Other income (expenses) for 1993 includes a gain on sale of the Montpelier, Virginia aplite plant and operations of $3,683,000 (Note 2) as well as $616,000 of legal and other costs primarily associated with the acquisition of Suzorite.
11.  OPERATING LEASES AND OTHER COMMITMENTS
     Operating Leases
     The Corporation has a number of operating lease agreements primarily involving equipment, office space, warehouse facilities and rail sidings. The operating lease for equipment provides that the Corporation may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at the fair market value. An operating lease for office facilities contains escalation clauses for increases in operating costs and property taxes. The majority of the leases are cancellable and are renewable on a yearly basis.
     Future minimum rental payments required by operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 1995 are as follows:
                                                 Minimum YearLease
     Payments
     1996                                       $ 535,000
     1997                                         468,000
     1998                                         343,000
     1999                                         247,000
     Thereafter                                   577,000
     Total minimum lease payments               $2,170,000

     Rent expense was $422,000, $281,000 and $88,000 in 1995,
     1994 and 1993, respectively.

     Other Commitments

     The Corporation has a mining contract with an independent contractor to extract minerals from its open pit mine in Suzor Township, Quebec that expires on September 30, 1998. This contract specifies the mining and delivery of approximately 50,000 tons of ore per year to the mine site rail siding at a rate of Cdn. $17.50 per ton.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of certain unaudited quarterly financial data from continuing operations:

                                         1995        1994

     Net sales
        First quarter              $21,105,000  $12,399,000
        Second quarter             21,439,000   13,388,000
        Third quarter              21,748,000   13,333,000
        Fourth quarter             20,764,000   16,186,000
                                   $85,056,000  $55,306,000

     Operating income
        First quarter              $2,123,000   $1,065,000
        Second quarter              2,465,000   1,426,000
        Third quarter               1,822,000   1,636,000
        Fourth quarter              1,932,000   1,714,000
                                   $8,342,000   $5,841,000

     Net income
        First quarter              $1,459,000   $ 764,000
        Second quarter              2,183,000   1,128,000
        Third quarter               1,562,000   1,314,000
        Fourth quarter              3,214,000   3,044,000
                                   $8,418,000   $6,250,000

     Net income per share
        First quarter              $      .19   $     .17
        Second quarter                    .28         .24
        Third quarter                     .18         .24
        Fourth quarter                    .38         .43

13.  FINANCIAL INSTRUMENTS

     Financial instruments comprise cash and cash equivalents, accounts receivable, short term bank borrowings, accounts payable, accrued liabilities, and long term debt. The fair value of these financial instruments approximates their carrying value.

     Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base and their dispersion across a number of different industries, principally the construction, automotive, ceramics and secondary aluminum industries.

14.  Changes in Non-Cash Working Capital Items

      The changes in non-cash working capital items are as follows:

                                  1995     1994      1993

      Increase in accounts receivable $ (783,000)        $
     (2,384,000)              $(471,000)
     (Increase) decrease in inventories         (2,742,000)
     (4,471,000)               728,000
      Increase in prepaid expenses      (16,000)  (31,000)
     (162,000)
     Increase (decrease) in accounts
        payable and accrued liabilities         (1,495,000)
     2,248,000                (981,000)
      Increase in accrued income taxes  376,000    327,000
     42,000
                            ______________________________
                              $(4,660,000)     $(4,311,000) $
     (844,000)

15.  Related Party Transactions

            Related party transactions not otherwise disclosed in the consolidated financial statements include:
       (a) Suzorite was charged management fees of $219,000 in 1993 by Dundee. Effective July 1, 1993, Dundee discontinued charging management fees to Suzorite; and

     (b) as at December 31, 1995 and 1994, accounts receivable included amounts due from directors of $350,000. These amounts are non-interest bearing with no fixed terms of repayment.

16.    Segment Information

       The Corporation has two principal lines of business and is organized into two operating units based on its product lines: (i) industrial minerals, and (ii) metal products. Industrial mineral products include feldspar, kaolin, mica, talc, baryte, feldspathic sand and industrial sand. These products are marketed principally to the automotive, housing and ceramics industries in North America. They are produced from mines and processing plants located near Edgar, Florida; Monticello, Georgia; Murphy, North Carolina; Spruce Pine, North Carolina; Natural Bridge, New York; Van Horn, Texas; Benwood, West Virginia; Boucherville, Quebec; and Suzor Township, Quebec. Metal products are produced in Niagara Falls, New York; St. Marys, Pennsylvania; Maryville, Tennessee; and Greenback, Tennessee. The Corporation's ferrous and non-ferrous metal powders are marketed primarily in North America to manufacturers of powdered metal parts used in the automotive and transportation industries. Aluminum dross is recycled at a plant in Cleveland, Ohio and ceramic products are produced at a plant in Streetsboro, Ohio. Corporate assets principally include cash, term deposits, and furniture and fixtures.

       Information pertaining to sales and earnings from continuing operations and assets by business segment appears below:

                                      1995     1994     1993
       Net sales (a)
          Industrial minerals$37,089,000     $ 30,378,000    $
       31,104,000
          Metal products     47,967,000        24,928,000
       16,854,000
       Total                 $85,056,000     $ 55,306,000    $
       47,958,000

       Operating income (loss) (a)
          Industrial minerals$4,622,000      $ 3,865,000)    $
       2,424,000
          Metal products     3,677,000         2,202,000
       1,046,000
          Restructuring charges (b)   -        -
       (1,250,000)
          General unallocated corporate        43,000
       (226,000)             (983,000)
          Total              8,342,000         5,841,000
       1,237,000
          Interest (expense) net      (523,000)
       (425,000)             (896,000)
          Other income, net (b)       80,000   163,000
       3,317,000
       Income before provision for income
          taxes              $7,899,000      $ 5,579,000$
       3,658,000

       Capital expenditures (a) (c)
          Industrial minerals$9,653,000      $ 2,050,000$
       2,209,000
          Metal products     5,784,000         878,000  391,000
          Corporate            14,000  149,000    70,000
       Total                 $15,451,000     $ 3,077,000$
       2,670,000

       Depreciation, depletion and
       amortization (a)
          Industrial minerals$1,932,000      $ 1,456,000$
       1,494,000
          Metal products     1,451,000         828,000  834,000
          Corporate           306,000   31,000    70,000
       Total                 $   3,689,000     $ 2,315,000
       $   2,398,000

       Identifiable assets at
            year end (a)
          Industrial minerals$52,348,000       $36,853,000   $
       30,170,000
          Metal products     34,133,000         22,665,000
       16,687,000
          Corporate (d)      10,200,000        11,346,000
       1,557,000
       Total                 $96,681,000     $ 70,864,000    $
       48,414,000


       (a)                   The Corporation's businesses are
       located in the United States and Canada, which the Corporation considers one geographic segment.

       (b)                   See Note 10.

       (c) Capital expenditures for 1995 and 1994 exclude property, plant and equipment of $9,027,000 and $3,264,000, respectively, acquired in connection with the Corporation's 1995 and 1994 acquisitions (Note 2).

       (d)                   1994 includes equity investment in
       Alumitech and includes cash and cash equivalents for all years presented.

Zemex Corporation
Selected Financial Data


Years Ended December 31   1995      1994      1993      1992      1991

Summary of Operations
Net Sales          $85,056,000$55,306,000$47,958,000$42,020,000$37,870,000
Restructuring Charges        _         _ 1,250,000         _         _
Operating Income (Loss)8,342,0005,841,0001,237,000 1,737,000(1,751,000)
Other Income (Expenses)(443,000)(262,000)2,421,000 (475,000)(1,156,000) Net
Income (Loss) from
   Continuing Operations8,418,0006,250,0003,188,000  838,000(3,215,000) Net
Income (Loss)    8,418,000 6,250,000 1,852,000   949,000(3,152,000)

Financial Position
Working Capital    $19,709,000$26,046,000$ 9,288,000$  9,431,000$  8,763,000
Total Assets        96,681,00070,864,00048,414,00050,773,00056,620,000
Long Term Debt (Non-Current Portion)7,485,0005,461,0008,735,0009,593,000
10,181,000

Common Stock
Average Common Shares Outstanding8,208,8745,588,6824,605,440 4,440,551
 4,433,634
Actual Common Shares Issued and
   Outstanding at Year End8,355,7227,168,1534,535,2834,491,8344,120,777
Per Share of Common Stock
Net Income (Loss), as reported     $1.03     $1.12     $0.40     $0.21
 $(0.71)
Net Income (Loss), excluding the benefit
   of tax loss carryforwards0.60    0.62      0.20      0.21    (0.71)

Common Stock Prices
   High                 10 7/8    12 1/4        8      6 3/8     6 7/8
   Low                   8 1/4     6 1/8     4 1/2     2 7/8     3 3/8
   Year End                 10     8 5/8     6 3/4     5 3/8     3 3/8



BOARD OF DIRECTORS    OFFICERS              EXECUTIVE OFFICE

Paul A. Carroll       Peter Lawson-         Zemex Corporation
Partner, Smith        Johnston              Canada Trust
Lyons(1)              Chairman of the       Tower
                      Board                 BCE Place
Morton A. Cohen                             161 Bay Street
Chairman, President   Richard L. Lister     Suite 3750, P.O.
and                   President and         Box 703
Chief Executive       Chief Executive       Toronto, Ontario
Officer,              Officer               Canada  M5J 2S1
Clarion Capital
Corporation           Allen J. Palmiere     Tel: (416) 365-
                      Vice President,       8080
John M. Donovan       Chief Financial       Fax: (416) 365-
Corporate Consultant  Officer and           8094
(1) (2)               Assistant Secretary
                                            INDEPENDENT Thomas
B. Evans, Jr.  Peter J. Goodwin             PUBLIC
Vice Chairman         Vice President;       ACCOUNTANTS
The Jefferson Group   President,
Inc. (2)              Industrial Minerals   Deloitte & Touche
                                            Toronto, Ontario,
Ned Goodman           Terrance J. Hogan     Canada
Chairman and Chief    President,
Executive Officer,    Alumitech, Inc.       TRANSFER AGENT
Dundee Bancorp Inc.                         AND REGISTRAR
                      G. Russell Lewis      CAPITAL STOCK
Peter Lawson-Johnston President, Metal
Chairman and Trustee, Powders               First Union
Solomon R. Guggenheim                       National Bank of
Foundation; Chairman, Patricia K. Moran     North Carolina
The Harry Frank       Assistant Secretary-  Shareholder
Guggenheim Foundation Treasurer             Services Group
(1) (3)                                     230 South Tryon
                                            Street
Richard L. Lister                           Charlotte, North
President and Chief                         Carolina  28288
Executive
Officer of the                              Tel: (800) 829-
Corporation (3)                             8432
                                            Fax: (704) 374
Patrick H. O'Neill                          6114
Corporate Consultant
(2)                                         FORM 10-K

William J. vanden                           Copies of the
Heuvel                                      Form 10-K filed
Counsel, Strook,                            with the
Strook & Lavan (3)                          Securities and
                                            Exchange
                                            Commission for
(1) Member of the                           the year ended
Executive                                   December 31, 1995
                                            will be available
Compensation/Stock                          after April 1,
      Option/Pension                        1996 by writing
Committee                                   to Shareholder
      of the                                Relations at the
Corporation                                 Executive Office

(2) Member of the
Audit
      Committee of
the
      Corporation

(3) Member of the
Executive
      Committee of
the
      Corporation